# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Republic Airways Holdings Inc., CIK 0000810332
CUSIP: 590479408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0000100517
Persons authorized to receive notices and communications: Robert S. Rivkin, United Airlines Holdings, Inc., 233 South Wacker Drive, Chicago, Illinois (IL), 60606, (872) 825-4000

## Reporting persons
- United Airlines Holdings, Inc. (CIK 0000100517): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,490,745; sole dispositive power 0; shared dispositive power 10,490,745; aggregate amount beneficially owned 10,490,745 (22.3% of the class)
  Comment: The percentage of Shares (as defined herein) reported beneficially owned by the Reporting Person is based on 46,949,601 Shares outstanding as of February 5, 2026, based on information received from the Issuer.
- UNITED AIRLINES, INC. (CIK 0000319687): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,490,745; sole dispositive power 0; shared dispositive power 10,490,745; aggregate amount beneficially owned 10,490,745 (22.3% of the class)
  Comment: The percentage of Shares reported beneficially owned by the Reporting Person is based on 46,949,601 Shares outstanding as of February 5, 2026, based on information received from the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Republic Airways Holdings Inc.
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana (IN), 46032
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed by the undersigned, pursuant to Section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") by the undersigned on January 23, 2023 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on March 8, 2023, Amendment No. 2 filed with the Commission on May 4, 2023, Amendment No. 3 filed with the Commission on April 8, 2025, and Amendment No. 4 filed with the Commission on November 28, 2025 (collectively, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of Republic Airways Holdings Inc. (formerly known as Mesa Air Group, Inc.), a Delaware corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 2 Brickyard Lane, Carmel, Indiana 46032. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment No. 5 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 3, 2026, pursuant to the terms of the Three Party Agreement (as defined and described in Amendment No. 3), the amount of Escrow Shares payable to United in exchange for the forgiveness and repayment of certain debts and obligations of the pre-closing Company to United was agreed upon among United, the Issuer, and Legacy Republic as 2,744,348 Escrow Shares, valued at $18.84 per share, with a total value of $51,703,516.32.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, each of the Reporting Persons may be deemed to own 10,490,745 Shares, which represent approximately 22.3% of the Shares outstanding.

The percentage of Shares reported beneficially owned by the Reporting Persons is based on 46,949,601 Shares outstanding as of February 5, 2026, based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

As the holding company of United, UAL shares with United the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 10,490,745 Shares directly held by United.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment No. 5 is incorporated by reference into this Item 5(c).

## Signatures
- United Airlines Holdings, Inc.: /s/ Robert S. Rivkin, Robert S. Rivkin, Senior Vice President and Chief Legal Officer (02/05/2026)
- UNITED AIRLINES, INC.: /s/ Michael D. Leskinen, Michael D. Leskinen, Executive Vice President and Chief Financial Officer (02/05/2026)